UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

(non-required under Tier 1)

June 30, 2021

(Date of earliest event reported)

THE BEBOP CHANNEL CORPORATION

(Exact name of registrant as specified in its charter)

New York	7812	84-2190936

(State of Incorporation )	(Primary Standard Classification Code)	(IRS Employer Identification No.)

Sue Veres Royal

Chief Operating Officer

178 Columbus Ave., P.O. Box 231143

New York, NY 10023

Telephone: 202-302-6703

Common Shares

Item 9. Other Events

1.	Restatement of Fiscal 2020 and 2021 Annual and 2021 Semi-annual Financial Statements In Regard to Film Library Assets of Company, A Non-reporting Company.

The Restatement of Fiscal 2020 and 2021 Annual and 2021 Semi-annual Financial Statements reflect a removal of Company's Film Library, an intangible asset, from the Company's Balance Sheet in those statements. The re-statement will have no practical effect on the Regulation A Filing because the Company has not and does not plan to issue any shares under the Offering. Company is not a SEC reporting company therefore deems disclosure of this Restatement on form 1U, Item 9 to be appropriate.

Furthermore, notice has been sent to all shareholders of record outside of this Offering and Company believes this Restatement will have no material effect on Company’s performance projections, or revenue prospects.

These intangible assets, collectively The Film Library, have been removed from the Balance Sheet of these financial statements because pursuant to GAAP, these assets were internally developed intangible assets and therefore not privy to inclusion on the Balance Sheet, until such time that the assets are capitalized.

It is important to note that the film files were acquired by license agreement which expires in December, 2023, and as such, significant and rapid depreciation is expected to occur should the film assets ever be capitalized, at approximately $850,000.00 per year.

FINANCIAL STATEMENTS

(UNAUDITED)

RESTATED

ANNUAL

Ending June 30, 2021

SEMI-ANNUAL

Ending December 31, 2020

ANNUAL

Ending June 30, 2020

TABLE OF CONTENTS

BALANCE SHEET ANNUAL 2021	PAGE 2
OPERATING STATEMENT ANNUAL 2021	PAGE 3
INVESTING ACTIVITIES ANNUAL 2021	PAGE 4
FINANCING ACTIVITIES ANNUAL 2021	PAGE 4
STATEMENT OF CASH FLOWS ANNUAL 2021	PAGE 5
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ANNUAL 2021	PAGE 6
CHANGES IN SHAREHOLDER EQUITY ANNUAL 2021	PAGE 7
NOTES TO FINANCIAL STATEMENTS ANNUAL 2021	PAGES 8-11

BALANCE SHEET SEMI-ANNUAL	PAGE 12
OPERATING STATEMENT SEMI-ANNUAL	PAGE 13
INVESTING ACTIVITIES SEMI-ANNUAL	PAGE 14
FINANCING ACTIVITIES SEMI-ANNUAL	PAGE 14
STATEMENT OF CASH FLOWS SEMI-ANNUAL	PAGE 15
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT SEMI-ANNUAL	PAGE 16
CHANGES IN SHAREHOLDER EQUITY SEMI-ANNUAL	PAGE 17
NOTES TO FINANCIAL STATEMENTS SEMI-ANNUAL	PAGES 18-21

BALANCE SHEET ANNUAL 2020	PAGE 22
OPERATING STATEMENT ANNUAL 2020	PAGE 23
STATEMENT OF COMPREHENSIVE INCOME INFORMATION	PAGE 24
STATEMENT OF CASH FLOWS ANNUAL 2020	PAGE 25
INVESTING ACTIVITIES ANNUAL 2020	PAGE 26
FINANCING ACTIVITIES ANNUAL 2020	PAGE 27
(NOTE:SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ANNUAL 2020 and CHANGES IN SHAREHOLDER EQUITY ANNUAL 2020 are listed in the REG A Offering Document)
NOTES TO FINANCIAL STATEMENTS ANNUAL 2020	PAGES 28-32

BALANCE SHEET

JULY 1, 2020 to JUNE 30, 2021

ASSETS	As of June 30, 2021
Cash On Hand	$16,056.00
Accounts Receivable	$350,000.00
TOTAL ASSETS	$366,056.00
LIABILITIES AND EQUITY
LIABILITIES	$0.00
EQUITY	$366,865.00
TOTAL EQUITY	$366,056.00
TOTAL LIABILITIES AND EQUITY	$366,056.00

OPERATING STATEMENT

JULY 1, 2020 to JUNE 30, 2021

(UNAUDITED)

INCOME	$0.00
BANK CREDITS	$2,494.00
EXPENSES
APP DEVELOPER	$8102.00
TRANSFER AGENT	$3,450.00
PRODUCTION TALENT	$600.00
PLATFORM/OFFICE EXPENSE	$1635.19
INSURANCE	$461.66
REGULATORY FEES	$12,009.00
STATE/FEDERAL TAXES	$53.65
ACCOUNTING	$250.00
LEGAL FEES	$1,496.00
ADVERTISING	$1,590.40
MISC FEES	$39.77
BANK FEES	$656.61
EXPENSES	$30,343.68
TOTAL NET EXPENSES	$27,849.68
TOTAL EXPENSES	$27,849.68
NET PROFIT	$(27,849.68)

INVESTING ACTIVITIES

None.

FINANCING ACTIVITIES

JULY 1, 2020 to JUNE 30, 2021

Cash receipts from
Issuance of Stock	$30,200.00

Borrowing	$0.00

Cash paid for
Repurchase of stock treasury stock	$0.00
Repayment of loans	$0.00
Dividends	$0.00

Net Cash Flow From Financing Activities	$30,200.00

Net Increase in Cash	$(27,849.00)

Cash at End of Year	$2,351.00

STATEMENT OF CASH FLOWS

JULY 1, 2020 to JUNE 30, 2021

(UNAUDITED)

Cash Flows from Operating Activities	$0.00

Cash Flows from Investing Activities	$0.00

Cash Flows from Financing Activities	$30,200.00

Net Increase (decrease) in cash	$(27,849.68)

Cash at the beginning of the year	$13,705.00

Cash at the end of the year	$16,056.00

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

JULY 1, 2020 to JUNE 30, 2021

As of June 30, 2021 the Company has 8,737,041 shares of common stock (0 shares of preferred stock) issued and outstanding, which is the number of issued and outstanding shares of common stock used throughout this report.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Common Stock Voting Percentage Beneficially Owned	Voting Shares of Preferred Stock	Preferred Stock Voting Percentage Beneficially Owned	Total Voting Percentage Beneficially Owned
Executive Officers and Directors

Sue Veres Royal	2,610,091	29.8%	NA	NA	29.8%

Gregory Charles Royal	2,587.500	29.6%	NA	NA	29.6%

Steven Clemons	875,000	10%	NA	NA	10%

STOCKHOLDERS’ EQUITY STATEMENT

JULY 1, 2020 to JUNE 30, 2021

(UNAUDITED)

	Common Stock	Common Shares	Retained Earnings	Total
Beginning Balance	$0.00	8,737,041	(6,282.33)	(6,282.33)
Issued Shares for Cash This Year	$0.00	0	0.00	$0.00
Net Income	$0.00	$0.00	($27,849.00)	($27,849.00)
Ending Balance	$0.00	8,737,041	($34,131.33)	($34,131.33)

NOTES TO FINANCIAL STATEMENTS

ANNUAL JULY 1, 2020 to JUNE 30, 2021

Note 1. Nature of Operations

The BeBop Channel Corporation (“BeBop” or the “Company”) was organized on June 15, 2019 under the laws of the State of New York.

BeBop was formed for the purpose of producing, promoting and distributing video and physical content in the genres of Jazz and then later in 2020, cultural stories by global filmmakers, and content specific to Dance and Theatre in addition to Jazz. The Company’s year-end is June 30.

Note 2. Summary of Significant Accounting Policies

A summary of significant accounting policies applied in the presentation of these financial statements are as follows:

Revenue Recognition

The Company has not, to date, generated any revenues. Company is expected to generate revenue after its fiscal year sometime in July, 2021. The Company plans to recognize revenue in accordance with Accounting Standards Codification subtopic 606, Revenue Recognition (“ASC 606”)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period. Actual results could differ materially from the estimates.

Net Loss Per Share, basic and diluted

Basic loss per share has been computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period.

Fair Value of Financial Instruments

The Company’s financial instruments, as defined by Accounting Standard Codification subtopic 825-10, Financial Instrument (“ASC 825-10”), include cash, notes receivable, and accounts receivable. All instruments are accounted for on a historical cost basis.

Impact of New Accounting Standards

Company does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 3. Accounts Receivable

The company has entered into a advertising partnership with Philip Morris International (PMI) in the amount of $350,000.00 covering a six month period and will co-brand certain content on The BeBop Channel platform commencing on or about August, 2021. Company expects payments to commence in July, 2021.

Note 4. Executive Stock Purchase Agreement for 40,000 Shares @ 1.00 per share.

 COO Sue Veres Royal (the former CEO) entered into a stock purchase agreement in fiscal year 2020, to purchase 40,000 shares of Common stock @ $1,00 per share payable by February 1, 2021. As of June 30, 2021, the agreement has been satisfied in full.

Note 5. Veres Purchase Agreement Overpayment.

Veres inadvertently made an overpayment in the amount of $3,500 discovered during the preparation of these financial statements which was refunded to her in June, 2021 prior to the end of the fiscal year and which has been factored into this financial report.

Note 6. Steve Clemons Appointment and Share Issuance

On November 7, 2020 the Company appointed renowned journalist and DC Impresario Steve Clemons to the Board of Directors and named him CEO. Subsequently, and at various times throughout this accounting period, Clemons was gifted, in the aggregate, 875,000 shares for a 10% stake in the Company. The shares were gifted to him by Directors Susan Veres aka Sue Veres Royal and Gregory Charles Royal with 437,500 each. These shares reduced their holdings accordingly and resulted in no new issuance or dilution of shares by the Company. Veres Royal, the former CEO, was subsequently appointed COO.

Note 7. Film Library as an Asset and Valuation

The Company’s Film Library, defined by the Company as 653 film and television video files (programming) and several vertical components necessary to distribute and acquire those files, including app development, and film festival development, respectively, were valued by a third party appraiser in the course of providing a 409(A) Valuation of the Company’s shares in 2020.

The Film Library consists of 653 films acquired through stock compensation of 2,407,500 shares, in the aggregate, for license agreements with 653 filmmakers lasting through December 2023.

As part of the valuation, the Film Library, as defined by the Company, was valued at $1,660,289.00 based on a Historical Business Development Cost Basis of platform concept, app development to distribute film library across iTunes, Spotify, iOS and Android devices, and Smart TVs and film festival development to procure film content, including New York Jazz Film Festival, and production of certain programming.

Additionally, Assembled Workforce to execute the development of the film library was valued at $56,880.00 and domain Domain Appraisal of beboptv.com at $1,343.00; For a total valuation of $1,719,000.00.

These intangible assets, collectively The Film Library, have been removed from the Balance Sheet of these financial statements because pursuant to GAAP, these assets were internally developed intangible assets and therefore not privy to inclusion on the Balance Sheet, until such time that the assets are capitalized. Intangible internally generated assets can be capitalized when several conditions are met, including their economic utility to generate income. We expect such utility to be available beginning sometime in July, 2021 with the launch of our advertising partnership with Philip Morris International (PMI).

It is important to note that the film files were acquired by license agreement which expires in December, 2023, and as such, significant and rapid depreciation is expected to occur should the film assets be capitalized at approximately $850,000.00 per year.

Third Party Appraiser Valuation of Film Library

Assets Summary

Business Development Replacement Costs 1,660,289 (See Software Developed Intangibles Below)

Assembled Workforce 56,880 (See Assembled Workforce)

Domain Appraisal 1,343 (See Domain Appraisal Section Below)

Asset Replacement Cost (Rounded) $ 1,719,000.00

Developed Intangibles (This Includes Time Spent In Product, Client, Sales & Marketing, Legal, Software & Technology, etc)

Management has indicated that the Company has put in roughly 2,040 hours working with a third party company who is developing the BeBop Channel apps for iTunes, Spotify, iOS and Android devices, and Smart TVs. In addition, Management has spent a total of 15,000 hours since 2016 towards the business development, including the concept of the channel, the production of the first episodes of programming, and festivals, including the New York Jazz Film Festival.

Company Comparison

Company Name Ticker EV EV/BVIC

           AMC Networks, Inc. AMCX $4,590.26 1.08x Date Sampled (02/29/2019)

           Chicken Soup for the Soul Entertainment, Inc. CSSE $ 156.57 1.45x Date Sampled (02/29/2019)

           Eros International Plc EROS $ 538.67 0.68x Date Sampled (02/29/2019)

           Lions Gate Entertainment Corp. LGF-A $ 5,030.30 0.85x Date Sampled (02/29/2019)

           ViacomCBS, Inc. VIAC $35,759.15 1.07x Date Sampled (02/29/2019)

Itemized Business Development Replacement Cost

           Historical Business Development Costs 1,553,261.5

           2nd Quartile Of Public Comparable Asset Multiples 1.07x

           Replacement Cost of Developed Intangibles 1,660,289.1

Assembled Workforce

           Total Replacement Cost of Workforce 56,880.0 See attached "Assembled Workforce"

           Employees 2

           Average Replacement Cost per Employee 28,440.0

Domain Appraisal / Website Development

           Beboptv.com $1,343 GoDaddy Domain Value Appraisal

Note 8. Company as a Going Concern

That the company’s operations are virtual, and that the founders currently receive no compensation, the company’s cash balances and accounts receivable are sufficient to fund the company’s current levels of operations for at least 36 months.

BALANCE SHEET

JULY 1, 2020 to DECEMBER 31, 2020

ASSETS	As of Dec 31, 2020
Cash On Hand	$27,838.00
Notes Receivable	$5,000.00
TOTAL ASSETS	$32,838.00
LIABILITIES AND EQUITY
LIABILITIES	$0.00
EQUITY
TOTAL EQUITY	$32,838.00
TOTAL LIABILITIES AND EQUITY	$32,838.00

OPERATING STATEMENT

JULY 1, 2020 to DECEMBER 31, 2020

(UNAUDITED)

INCOME	$0.00
BANK CREDITS	$200.00
EXPENSES
APP DEVELOPER	$4,028.00
TRANSFER AGENT	$2,279.00
PRODUCTION TALENT	$0.00
PLATFORM/OFFICE EXPENSE	$555.63
INSURANCE	$265.70
REGULATORY FEES	$3.451.00
STATE/FEDERAL TAXES
ACCOUNTING	$250.00
LEGAL FEES	$200.00
ADVERTISING	$77.70
MISC FEES	$39.77
BANK FEES	$120.00
EXPENSES	$11,267.00
TOTAL NET EXPENSES	$11,067.00
TOTAL EXPENSES	$11,067.00
NET PROFIT	$(11,067.00)

INVESTING ACTIVITIES

None.

FINANCING ACTIVITIES

JULY 1, 2020 to DECEMBER 31, 2020

Cash receipts from
Issuance of Stock	$25,200.00
Borrowing	$0.00
Cash paid for
Repurchase of stock treasury stock	$0.00
Repayment of loans	$0.00
Dividends	$0.00
Net Cash Flow From Financing Activities	$25,200.00
Net Increase in Cash	$(11,067.00)
Cash at End of Period	$14,133.00

STATEMENT OF CASH FLOWS

 JULY 1, 2020 to DECEMBER 31, 2020

(UNAUDITED)

Cash Flows from Operating Activities	$0.00
Cash Flows from Investing Activities	$0.00
Cash Flows from Financing Activities	$25,200.00
Net Increase (decrease) in cash	$(11,067.00)
Cash at the beginning of the year	$13,705.00
Cash at the end of the period	$27,838.00

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

JULY 1, 2020 to DECEMBER 31, 2020

As of December 31, 2020 the Company has 8,737,041 shares of common stock (0 shares of preferred stock) issued and outstanding, which is the number of issued and outstanding shares of common stock used throughout this report.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Common Stock Voting Percentage Beneficially Owned	Voting Shares of Preferred Stock	Preferred Stock Voting Percentage Beneficially Owned	Total Voting Percentage Beneficially Owned
Executive Officers and Directors

Sue Veres Royal	2,922,591	33.4%	NA	NA	33.4%

Gregory Charles Royal	2,900,000	33.1%	NA	NA	33.1%

Steven Clemons	250,000.028%		NA	NA	.028%

STOCKHOLDERS’ EQUITY STATEMENT

JULY 1, 2020 to DECEMBER 31, 2020

(UNAUDITED)

	Common Stock	Common Shares	Retained Earnings	Total
Beginning Balance	$0.00	8,737,041	(6,282,33)	(6,282.33)
Issued Shares for Cash This Period	$0.00	0	0.00	$0.00
Net Income	$0.00	$0.00	($11,067.00)	($11,067.00)
Ending Balance	$0.00	8,737,041	($17,349.33)	($17,349.33)

NOTES TO FINANCIAL STATEMENTS

SEMI-ANNUAL JULY 1, 2020 to DECEMBER 31, 2020

Note 1. Nature of Operations

The BeBop Channel Corporation (“BeBop” or the “Company”) was organized on June 15, 2019 under the laws of the State of New York.

BeBop was formed for the purpose of producing, promoting and distributing video and physical content in the genres of Jazz and then later in 2020, cultural stories by global filmmakers, and content specific to Dance and Theatre in addition to Jazz. The Company’s year-end is June 30.

Note 2. Summary of Significant Accounting Policies

A summary of significant accounting policies applied in the presentation of these financial statements are as follows:

Revenue Recognition

The Company has not, to date, generated any revenues. Company is expected to generate revenue after its fiscal year sometime in July, 2021. The Company plans to recognize revenue in accordance with Accounting Standards Codification subtopic 606, Revenue Recognition (“ASC 606”)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period. Actual results could differ materially from the estimates.

Net Loss Per Share, basic and diluted

Basic loss per share has been computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period.

Fair Value of Financial Instruments

The Company’s financial instruments, as defined by Accounting Standard Codification subtopic 825-10, Financial Instrument (“ASC 825-10”), include cash, notes receivable, and accounts receivable. All instruments are accounted for on a historical cost basis.

Impact of New Accounting Standards

Company does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 3. Executive Stock Purchase Agreement for 40,000 Shares @ 1.00 per share.

COO Sue Veres Royal (the former CEO) entered into a stock purchase agreement in fiscal year 2020, to purchase 40,000 shares of Common stock @ $1,00 per share payable by February 1, 2021. Cash amounts of $10,000.00 were remitted in Fiscal year ending June 2020. $25,000.00 has been remitted in this period ending December 31, 2020 with the remaining balance of $5,000.00 to be paid by February 2021.

Note 4.

Left Blank

Note 5. Steve Clemons Appointment and Share Issuance

On November 7, 2020 the Company appointed renowned journalist and DC Impresario Steve Clemons to the Board of Directors and named him CEO. Subsequently, Clemons was gifted, in the aggregate, 250,000 shares in the Company. The shares were gifted to him by Directors Susan Veres aka Sue Veres Royal and Gregory Charles Royal with 125,000 each. These shares reduced their holdings accordingly and resulted in no new issuance or dilution of shares by the Company. Veres Royal, the former CEO, was subsequently appointed COO.

Note 6. Film Library as an Asset and Valuation

The Company’s Film Library, defined by the Company as 653 film and television video files (programming) and several vertical components necessary to distribute and acquire those files, including app development, and film festival development, respectively, were valued by a third party appraiser in the course of providing a 409(A) Valuation of the Company’s shares in 2020.

The Film Library consists of 653 films acquired through stock compensation of 2,407,500 shares, in the aggregate, for license agreements with 653 filmmakers lasting through December 2023.

As part of the valuation, the Film Library, as defined by the Company, was valued at $1,660,289.00 based on a Historical Business Development Cost Basis of platform concept, app development to distribute film library across iTunes, Spotify, iOS and Android devices, and Smart TVs and film festival development to procure film content, including New York Jazz Film Festival, and production of certain programming.

Additionally, Assembled Workforce to execute the development of the film library was valued at $56,880.00 and domain Domain Appraisal of beboptv.com at $1,343.00; For a total valuation of $,719,000.00.

These intangible assets, collectively The Film Library, have been removed from the Balance Sheet of these financial statements because pursuant to GAAP, these assets were internally developed intangible assets and therefore not privy to inclusion on the Balance Sheet, until such time that the assets are capitalized. Intangible internally generated assets can be capitalized when several conditions are met, including their economic utility to generate income. We expect such utility to be available beginning sometime in July, 2021 with the launch of our advertising partnership with Philip Morris International (PMI).

It is important to note that the film files were acquired by license agreement which expires in December, 2023, and as such, significant and rapid depreciation is expected to occur should the film assets be capitalized at approximately $850,000.00 per year.

Third Party Appraiser Valuation of Film Library

Assets Summary

Business Development Replacement Costs 1,660,289 (See Software Developed Intangibles Below)

Assembled Workforce 56,880 (See Assembled Workforce)

Domain Appraisal 1,343 (See Domain Appraisal Section Below)

Asset Replacement Cost (Rounded) $ 1,719,000

Developed Intangibles (This Includes Time Spent In Product, Client, Sales & Marketing, Legal, Software & Technology, etc)

Management has indicated that the Company has put in roughly 2,040 hours working with a third party company who is developing the BeBop Channel apps for iTunes, Spotify, iOS and Android devices, and Smart TVs. In addition, Management has spent a total of 15,000 hours since 2016 towards the business development, including the concept of the channel, the production of the first episodes of programming, and festivals, including the New York Jazz Film Festival.

Company Comparison

Company Name Ticker EV EV/BVIC

AMC Networks, Inc. AMCX $ 4,590.26 1.08x Date Sampled (02/29/2019)

Chicken Soup for the Soul Entertainment, Inc. CSSE $ 156.57 1.45x Date Sampled (02/29/2019)

Eros International Plc EROS $ 538.67 0.68x Date Sampled (02/29/2019)

Lions Gate Entertainment Corp. LGF-A $ 5,030.30 0.85x Date Sampled (02/29/2019)

ViacomCBS, Inc. VIAC $35,759.15 1.07x Date Sampled (02/29/2019)

Itemized Business Development Replacement Cost

Historical Business Development Costs 1,553,261.5

2nd Quartile Of Public Comparable Asset Multiples 1.07x

Replacement Cost of Developed Intangibles 1,660,289.1

Assembled Workforce

Total Replacement Cost of Workforce 56,880.0 See attached "Assembled Workforce"

Employees 2

Average Replacement Cost per Employee 28,440.0

Domain Appraisal / Website Development

Beboptv.com $1,343 GoDaddy Domain Value Appraisal

Note 7. Company as a Going Concern

That the company’s operations are virtual, and that the founders currently receive no compensation, the company’s cash balances and anticipated accounts receivable in Q4, the Company believes will be sufficient to fund the company’s current levels of operations for at least 36 months.

FINANCIAL STATEMENTS

(UNAUDITED)

Balance Sheet as of June 30, 2020.

(UNAUDITED)

ASSETS	As of June 30, 2020

Cash On Hand	$13,705

Notes Receivable	$30,000

TOTAL ASSETS	$43,705

LIABILITIES AND EQUITY

LIABILITIES	$0

EQUITY

TOTAL EQUITY	$43,705

TOTAL LIABILITIES AND EQUITY	$43,705

 OPERATING STATEMENT JUNE 30, 2020

(UNAUDITED)

INCOME	$7,462.48

EXPENSES
Advertising	$70.88
App Developers	$3,805.00
Bank Fees	$275.00
Development Fees	$74.00
Insurance	$293.94
Office Expenses	$8.51
Professional Fees	$1,500.00
Software	$33.76
Website	$115.68

TOTAL EXPENSES	$6,282.33

NET PROFIT	$1,180.15

 STATEMENT OF COMPREHENSIVE INCOME INFORMATION

(UNAUDITED)

Prepared by Company

Total Revenues:	$7,462.48
Costs and Expenses Applicable to Revenues:	$6,282.33
Net Income:	$1,180.15
Earnings Per Share – Basic:	$0.00013	(8,817,950 shares outstanding)
Earnings Per Share – Diluted:	$0.00013	(8,817,950 shares outstanding)

STATEMENT OF CASH FLOWS

(UNAUDITED)

Prepared by Company

For the Year Ending 06/30/2020

Cash at Beginning of Year	$0.00

OPERATIONS
Cash receipts from
Customers	$0.00
Other Operations	$7,462.48

Cash Paid for
Inventory purchases	$0.00
General operating and administrative expenses	$6,282.33
Wage expenses	$0.00
Interest	$0.00
Income taxes	$0.0	(not due first fiscal year)

Net Cash Flow From Operations	$1,180.15

INVESTING ACTIVITIES

Cash receipts from
Sale of property and equipment	$0.00
Collection of principal on loans	$0.00
Sale of investment securities	$0.00

Cash Paid for
Purchase of property and equipment	$0.00
Making loans to other entities	$0.00
Purchase of investment securities	$0.00

Net Cash Flow From Investment Activities	$0.00

FINANCING ACTIVITIES

Cash receipts from
Issuance of Stock	$13,705.00
Borrowing

Cash paid for
Repurchase of stock treasury stock	$0.00
Repayment of loans	$0.00
Dividends	$0.00

Net Cash Flow From Financing Activities	$13,705.00

Net Increase in Cash	$13,705.00

Cash at End of Year	$13,705.00

 The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Net Income

Net Income was derived from funds contributed by Susan Veres to cover operating expenses which were later converted into equity agreements. See Note 4. CEO Stock Purchase and Conversion Agreements.

Note 2. CEO Stock Purchase and Conversion Agreements

$7,462.48 listed as Revenue and Income on these financial statements were cash contributions by the CEO Susan Veres to cover operating expenses and for which she was issued two equity conversions for the contribution into 6500 and 1,091 shares of Common stock @ $1.00 per share in June , 2020. This agreement wiped clean any monies which could be considered loans to the company by Veres even in excess of $7,591.00.

Note 3. CEO Stock Purchase Agreement for 40,000 Shares @ 1.00 per share.

CEO entered into a stock purchase agreement to purchase 40,000 shares of Common stock # $1,00 per share payable by February 1, 2021. As of June 30, 2020, cash amounts of $10,000.00 have been remitted to the company and are reflected in Cash on Hand on the balance sheet and the remaining $30,000.00 is reflected as Noted Receivable on the balance sheet.

Note 4. Cash on Hand of $13,705.00 consists of proceeds from stock issuance of

$630.00 (Founders and Founding Team Members shares of 6,300.000 x @ $0.0001 per share)

$1,575.00 (2019 Intrastate Harlem Initiative 15,750 @ $0.10 per share)

$300.00 (2020 Intrastate Harlem Initiative 300 @ $1.00 per share)

$200.00 (2020 Intrastate Harlem Initiative 200 @ $1.00 per share)

$1,000.00 (2020 Intrastate Harlem Initiative 1000 @ $1.00 per share)

$10,000.00 (10,000 @ $1.00 per share from CEO Veres purchase agreement $30,000.00 due)

Note 5. Film Library as an Asset and Valuation

The Company’s Film Library, defined by the Company as 653 film and television video files (programming) and several vertical components necessary to distribute and acquire those files, including app development, and film festival development, respectively, were valued by a third party appraiser in the course of providing a 409(A) Valuation of the Company’s shares in 2020.

The Film Library consists of 653 films acquired through stock compensation of 2,407,500 shares, in the aggregate, for license agreements with 653 filmmakers lasting through December 2023.

As part of the valuation, the Film Library, as defined by the Company, was valued at $1,660,289.00 based on a Historical Business Development Cost Basis of platform concept, app development to distribute film library across iTunes, Spotify, iOS and Android devices, and Smart TVs and film festival development to procure film content, including New York Jazz Film Festival, and production of certain programming.

Additionally, Assembled Workforce to execute the development of the film library was valued at $56,880.00 and domain Domain Appraisal of beboptv.com at $1,343.00; For a total valuation of $,719,000.00.

These intangible assets, collectively The Film Library, have been removed from the Balance Sheet of these financial statements because pursuant to GAAP, these assets were internally developed intangible assets and therefore not privy to inclusion on the Balance Sheet, until such time that the assets are capitalized. Intangible internally generated assets can be capitalized when several conditions are met, including their economic utility to generate income. We expect such utility to be available beginning sometime in July, 2021 with the launch of our advertising partnership with Philip Morris International (PMI).

It is important to note that the film files were acquired by license agreement which expires in December, 2023, and as such, significant and rapid depreciation is expected to occur should the film assets be capitalized at approximately $850,000.00 per year.

Third Party Appraiser Valuation of Film Library

Assets Summary

Business Development Replacement Costs 1,660,289 (See Software Developed Intangibles Below)

Assembled Workforce 56,880 (See Assembled Workforce)

Domain Appraisal 1,343 (See Domain Appraisal Section Below)

Asset Replacement Cost (Rounded) $ 1,719,000

Developed Intangibles (This Includes Time Spent In Product, Client, Sales & Marketing, Legal, Software & Technology, etc…)

Management has indicated that the Company has put in roughly 2,040 hours working with a third party company who is developing the BeBop Channel apps for iTunes, Spotify, iOS and Android devices, and Smart TVs. In addition, Management has spent a total of 15,000 hours since 2016 towards the business development, including the concept of the channel, the production of the first episodes of programming, and festivals, including the New York Jazz Film Festival.

Company Comparison

Company Name Ticker EV EV/BVIC
AMC Networks, Inc. AMCX $ 4,590.26 1.08x Date Sampled (02/29/2019)
Chicken Soup for the Soul Entertainment, Inc. CSSE $ 156.57 1.45x Date Sampled (02/29/2019)
Eros International Plc EROS $ 538.67 0.68x Date Sampled (02/29/2019)
Lions Gate Entertainment Corp. LGF-A $ 5,030.30 0.85x Date Sampled (02/29/2019)
ViacomCBS, Inc. VIAC $35,759.15 1.07x Date Sampled (02/29/2019)

Itemized Business Development Replacement Cost
Historical Business Development Costs 1,553,261.5
2nd Quartile Of Public Comparable Asset Multiples 1.07x
Replacement Cost of Developed Intangibles 1,660,289.1

Assembled Workforce
Total Replacement Cost of Workforce 56,880.0 See attached "Assembled Workforce"

Employees 2

Average Replacement Cost per Employee 28,440.0

Domain Appraisal / Website Development
Beboptv.com $1,343 GoDaddy Domain Value Appraisal

Note 6. Stock Sales and Issuance as Compensation

The company offers one class of stock, Common, and has 10,000,000 authorized shares at $.0001 par value. 8,717,950 shares were issued and outstanding prior to this Offering resulting in $51,296.00 in Capital Contributions by existing shareholders The founders Sue Veres Royal and Gregory Charles Royal were issued 3,000,000 and 3.025.000 shares respectively at $.0001 at inception, representing a 69% ownership stake prior to this Offering. The shares were fully paid for in cash in July, 2019.. These are the only founders of the company, although the company has designated the term Founding Team Members to 3 other individuals, Lee Oddis Mickey Bass, Dr. Jeff Gardere, and Jaidan Royal who preceded The BeBop Channel Corporations founding and had significant contributions and are not considered affiliate shareholders.. They collectively hold 275,000 shares, purchased and fully paid for at $.0001 per share as of July, 2019.

Regarding Recent Sales of Unregistered Securities, 17,250 shares (included in the 8,717,950 issued prior to this Offering) were sold pursuant to SEC Rule 147A for Intrastate Offerings. These securities were sold exclusively to New York State residents, specifically as part of a Harlem Initiative to promote community investment.

57 Shareholders $1,575.00 (2019 Intrastate Harlem Initiative 15,750 @ $0.10 per share)

1 Shareholder $300.00 (2020 Intrastate Harlem Initiative 300 @ $1.00 per share)

1 Shareholder $200.00 (2020 Intrastate Harlem Initiative 200 @ $1.00 per share)

1 Shareholder $1,000.00 (2020 Intrastate Harlem Initiative 1000 @ $1.00 per share)

In February 2020, 653 Filmmakers, as a result of The BeBop Channel Content Festival were issued shares as compensation for their films to appear on our platforms. These shares were issued pursuant to SEC Rule 701, These films were issued in various amounts depending upon the length and number of films accepted by the company for distribution on our platforms. The filmmakers entered into 4 year licensing agreements which run until December 2023 and which company anticipates will be extended. Please See Depreciation of Film Library..

Please refer to the section Dilution for further itemization of the company's stock issuance. All outstanding shares of the company remain restricted at the time of this Offering. No shares held by investors, including the founders or founding team members are subject to sale in this Offering. The company's stock ledger is maintained by Colonial Stock Transfer Company 66 Exchange Place, Suite 100 Salt Lake City, Utah 84111.

Note 7. Income Taxes and Fiscal Year

The company has just completed its first fiscal year of operations ending June 30, 2020. That the company was incorporated on June 12, 2019 there will be an adjustment to its first year tax filings expected to be filed in September, 2020. At that time, the company expects to file a short year return for the two week period of June 12, 2019 to June 30, 2019 and then its material return from July 1, 2019 to June 30, 2020. There was no economic activity during the period of the short year return.

Note 8. Company as a Going Concern

That the company's operations are virtual; and that the founders currently receive no compensation, the company's cash balance of $13,705.00 and the satisfaction of the remaining $30,000.00 from the CEO Veres $40,000.00 receivable note are sufficient to fund the company's current levels of operations for at least 24 months and still maintain cash on hand of at least $15,000.00.

SIGNATURES

/s/ Sue Veres Royal
Sue Veres Royal
COO, The BeBop Channel Corporation

Dated: 08/25/2021